UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 1905, Building A,

Ping An International Financial Center,

No. 1 Xinyuan South Road, East Third Ring Road,

Chaoyang District, Beijing

People’s Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Company’s Certifying Accountant.

Termination of the Company’s Independent Registered Public Accounting Firm

On January 22, 2025, Kuke Music Holding Limited, a Cayman Islands exempted company (the “Company”) decided to dismiss YU CPA (the “Former Auditor”). The termination of the engagement of the Former Auditor was approved by the Audit Committee of the Company’s Board of Directors.

The principal accountant’s reports of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent years and the subsequent period through the date of discontinuation, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to the Former Auditor, requesting that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an exhibit to this Report of Foreign Private Issuer on Form 6-K as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On January 22, 2025, Enrome LLP (“Enrome”) was appointed as the Company’s independent registered public accounting firm upon the approval of the Audit Committee, to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024.

During the two most recent fiscal years and the subsequent interim period through January 22, 2025, the Company has not consulted with Enrome regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the registrant’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; (3) any matter that was the subject of a disagreement or (4) a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-267655).

Financial Statements and Exhibits

Exhibits.

Number
16.1	Letter of Yu CPA dated January 23, 2025, regarding change in independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
	Name:	Li Li
	Title:	Chief Financial Officer
	Date:	January 23, 2025

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